Contact

www.linkedin.com/in/brianbrackeen (LinkedIn)
lightship.capital (Company)

Top Skills

Kronos Timekeeping
Kronos WFC
Enterprise eTime

Brian Brackeen

Managing Partner @ Lightship Anchor Fund <> The ONLY way to pitch me is here --> lightship.capital All pitches in connection requests are ignored.

Miami, Florida, United States

Summary

Lightship Capital is a founder focused investment fund. We identify amazing technology driven startups founded/led by underrepresented professionals, and surround them with the education, collaboration, and capital necessary to scale toward exit.

Our fund is modeled to offer underrepresented founders an alternative to traditional firms— enabling them to avoid the challenges associated with traditional funding.

We join or lead rounds, we don't require board seats to invest, and if/when we are invited to serve on the board— we strongly support the founder. We're also willing to bridge our portfolio companies to their next round, and reserve capital so that we can participate in future rounds. At Lightship, we bet on the jockey, as much as we bet on the horse.

Founded and managed by entrepreneurs, Lightship Capital recognizes that early stage investment strategy begins with a great feeling about a company and its founder— and expands to include growth centric portfolio management built around key corporate and government alliances, access to professional services and training, and meaningful follow-on. Our approach is comprehensive and constructed to cultivate organic, sustainable growth.

We ONLY accept applications for investment via our website Lightship.Capital . Everyone goes through the same funnel and everyone gets a reply. We do this because it's not about who you know to get investment, it's about you and the quality of your company. We are proud that we check every single application. Some VC's think that's too much... we think it's our job.

Experience

Lightship Capital
6 years 10 months

Managing Partner - Lightship Anchor Fund
September 2023 - Present (2 years 2 months)
Cincinnati, Ohio, United States

Anchor is a Fund of Funds strategy leveraging diversity to produce exceptional outcomes.

We are targeting a multi-billion fund backing remarkable Black fund managers across the Americas, Africa, and Europe. By strategically identifying opportunities within this market and coupling them with our unprecedented ecosystem access, Anchor aims to build wealth on a global scale for our investors and community.

General Partner - Lightship Venture Capital Fund I
January 2019 - Present (6 years 10 months)

LIGHTSHIP is a founder focused investment fund. We identify amazing technology driven startups founded/led by underrepresented professionals, and surround them with the education, collaboration, and capital necessary to scale toward exit.

Our fund is modeled to offer underrepresented founders an alternative to traditional firms— enabling them to avoid the challenges associated with traditional funding.

We join or lead rounds, we don’t require board seats to invest, and if/when we are invited to serve on the board— we strongly support the founder. We’re also willing to bridge our portfolio companies to their next round, and reserve capital so that we can participate in future rounds. At Lightship, we bet on the jockey, as much as we bet on the horse.

Founded and managed by entrepreneurs, Lightship recognizes that early stage investment strategy begins with a great feeling about a company and its founder— and expands to include growth centric portfolio management built around key corporate and government alliances, access to professional services and training, and meaningful follow-on. Our approach is comprehensive and constructed to cultivate organic, sustainable growth.

Kairos Inc.

Founder

December 2011 - June 2019 (7 years 7 months)

Miami

Kairos is an artificial intelligence company specializing in face recognition. Through computer vision and machine learning, Kairos can recognize faces in videos, photos, and the real-world - making it easier than ever to transform the way your business interacts with people.

✔ Identity
✔ Emotions
✔ Demographics

Kairos navigates the complexities of face analysis technology, so you don’t have to. We offer APIs and SDKs any developer can integrate with ease.

Founded in 2012 and based in Miami, Kairos is a venture backed organization servicing a diverse global customer base.

Learn more at www.kairos.com

Apple

Sr. Project Manager

July 2010 - February 2012 (1 year 8 months)

Senior leader responsible for Global Expansion of People Systems

Infocrossing

Kronos Guru

June 1998 - August 2010 (12 years 3 months)

Ahold USA

Kronos Solution Architect

2008 - July 2010 (2 years)

IBM

Sr Managing Consultant

August 2002 - February 2010 (7 years 7 months)

Responsible for very complex and technical Kronos implementations.;
Wyndham Hotels, and more. ..)
Experienced with reviewing business processes and developing procedures.

Significant experience with designing and developing specifications for custom reports used as a part of business processes and procedures. Also experience with testing custom reports.
Led as well as performed system, parallel testing, user acceptance testing, as well as quality assurance testing.
Trained the client staffs on reporting, quick tips / tricks, and running control totals to check accuracy.
Trained Administrators, Payroll Managers, Supervisors, and End Users on utilizing system at each level.
Trained internal and external resources on best practices.

Ahold
Kronos Solution Architect
2009 - 2010 (1 year)

Stop & Shop
Kronos Solution Architect
2009 - 2010 (1 year)

metropolitan museum
Kronos Project Manager
2008 - 2008 (less than a year)

ADP
Technical Consultant
1999 - 2008 (9 years)

ADP (Automatic Data Processing)
Sr. Technical Implementation Consultant
August 2001 - August 2005 (4 years 1 month)

Time & Labor Management

Responsible for enterprise level implementations. (General Electric, PetSmart, NJSEA, City of Baltimore, Technicolor, Xerox to name a few)
Utilized every component and configuration, i.e. Activities module, Calculated Accruals, etc.
Created a bar code system that was coded to the job codes in the system. As employees changed "jobs" they would run the bar code scanner over the appropriate code and then went on with the activity..

Worked with National Account Clients serving employers with 1000 employees or more

Utilized Kronos product suite, ADP, IIS, JRun, SQL, and Oracle.

Provided technical support and direction to clients in implementation and service.

Supported Dell, Compaq, and IBM servers, workstations, and peripherals.

Installed, configured, and supported ADP Enterprise eTime versions 4.3, 5.0, and trained on 5.1

Responsible for all Self-Hosted installations on a wide range of hardware, software, and database platforms.

Consistently received 100% survey scores from client base.

Acted as a subject-matter-expert for all Implementation Technical questions.

Attended Technical calls with the client's IT staff and performed successful knowledge transfer with multiple functional areas of the client organization.

First Union / Wachovia Bank

Project Coordinator

May 2002 - January 2004 (1 year 9 months)

Cisco Rollout

Installed Cisco 2600 Series Routers & Cisco 3800 Series Switches

Participated in nationwide rollout, planned rollout in the Philadelphia Metropolitan Area

Provided technical leadership, mentoring and support to implementation engineers

Implemented voice-over-ip solutions via Lucent Affinity switches & Cisco equipment

Provided Hardware, Software, and Network Support to First Union and Wachovia staff

Successfully implemented all sites visited

ADP (Automatic Data Processing)

Technical Project Leader

August 1999 - January 2001 (1 year 6 months)

eBusiness

Provided 24x7 Support for a server farm consisting of 65 servers in local and remote sites.

Provided direction to each level of support from Call Center Reps to NT Administrators (Fifth Tier)

Set-up from inception Call Center's in Los Angles, Philadelphia, Milwaukee, and Atlanta.

Administered both on site and remotely call center operations at all four sites

Provided technical training and direction to all call center personnel

Supported Dell, Compaq, and IBM servers, workstations, and peripherals.

Installed, configured, and supported Terminal Server, TCP-IP WebMethods, Internet Information Server 4.0 & 5.0, Oracle 8.0.4, JRUN 2.33 & 3.0, Marimba, JDK 1.2.1 & 1.2.2, IBM Client Access, Carbon Copy 32, Microsoft Proxy Server 2.0, Windows NT Server 4.0 (Server and Workstation) Windows 2000 Professional & Server, Windows XP, Microsoft Exchange Server 5.5 & 2000, Microsoft Exchange Client, SMS, Java Runtime;

Managed Disaster Recovery efforts for the Development, QC, and Production Environments.

Environment and BMC Patrol. Handled communication to AS/400. All technical skills were utilized everyday.

Project Leader for the Active 3.0 to 3.1 Conversion

Project Leader for the addition of a new call center

Project Leader for Re-Hosting or our Website from IBM to an in-house hosted environment

Project Leader for all server upgrades, migrations, or moves.

Comcast Corporation
Manager of System Support and Administration
November 1998 - August 1999 (10 months)

Provided leadership to staff / consultants of 10 with 1 Supervisor

Provided last line support for a 600 User multi-site LAN and 2 separate 200 seat

Call Centers.

Installed and Supported Microsoft DHCP, Remote Access Server, Proxy Server, Exchange 5.5,

SQL Server 6.5, CCMail Client, ARC Serve 6.4, CCMail Router, Windows NT Server 4.0, Windows NT Workstation 4.0, Windows 95, Windows 98, Cisco Hubs, Routers, and Switches. Aspect Phone Switches, Rolm Phone Switches, Digital Alpha Servers, Dell Poweredge Servers, Compaq Servers, Teknekron Infoswitch, CCMail 8.4 Administrator, Computer Telephony Integration (CTI), Syntellect IVRs, Microsoft Exchange Server.

Provided Last Level Hardware, Software, and Network Support.

IBM Global Services @ Amtrak
Senior Network Technician

October 1997 - November 1998 (1 year 2 months)

Provided level two and three support for over 1400 machines in a
Multi-state Token Ring and Ethernet environment, Provided desktop and network
Support
Supported Windows 3.1, 3.11 for workgroups, 95, NT and Mac OS 8
Supervised Office 95 to Office 97 migration
Supervised GroupWise 4.1 to GroupWise 5.2 migration
Supervised migration of payroll department from coaxial terminals to IBM PC's with terminal emulation software
Inserted a new building into the network
Installed 300 new PC's. Included replacing cards, running cable and using Drive Image to image all new PC's
Position required knowledge of TCP/IP, IPX/SPX, NetWare, NETBIOS, Token Ring
and Ethernet Hubs as well as NT file servers
Posses expert knowledge of Microsoft Office Suite, Corel WordPerfect 8, and Extra! Versions 6.1 to 6.4
Handled purchasing and inventory for Amtrak's Northeast Corridor Sites

Education

Harvard Business School

Young American Leaders Program, Entrepreneurship/Entrepreneurial Studies · (2016)